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March 2, 2010	Rajib Chanda
202-508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust II (Registration Nos. 033-43089 and 811-06431)

Ladies and Gentlemen:

On behalf of Managers Trust II (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 41 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). Pursuant to the requirements of Rule 485(a), it is intended that the Amendment become effective on May 1, 2010 unless superseded by a subsequent filing.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda